April 20, 2009

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Harley-Davidson, Inc.

Form 10-K for the year ended December 31, 2008

File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter of the Securities and Exchange Commission (the “Staff”) dated April 9, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with those set forth in the Staff’s letter.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources as of December 31, 2008, page 48

1.	We note from your disclosure that you have estimated that HFDS’ funding requirements in 2009 will be approximately $1.00 billion in addition to amounts that may come due in July 2009 if the Company is unable to extend its 364-day credit facility that is part of the Global Credit Facilities or on March 31, 2009 under the $500 million asset-backed commercial paper conduit facility that was entered in to in December 2008. We also note that you state that no assurance can be given that the Company’s efforts to pursue the options described in the last paragraph on page 48 will be successful, and if such efforts are not successful, the company will need to consider other alternatives. Considering the significance of HDFS’ 2009 expected funding requirements, please tell us and disclose in future filings the potentially adverse consequences to your business, future statement of position, future results of operations and future cash flows if you are unable to successfully raise your funding requirements in 2009 of approximately $1.00 billion to support HDFS’ lending operations.

Company Response:

With respect to providing additional disclosure regarding the adverse consequences of being unable to successfully satisfy our 2009 funding requirements, please see the financial services and funding related risk disclosures in Item 1A of the Form 10-K where the Company makes the following and other disclosures regarding the adverse consequences to the business: “These negative consequences may in turn adversely affect the Company’s business and results of operations in various ways, including through higher costs of capital, reduced funds available through its financial services operations to provide loans to independent dealers and their retail customers, and dilution to existing shareholders through the use of alternative sources of capital”. In future filings, we will include relevant language from the Item 1A risk disclosure regarding the consequences of being unable to meet our funding requirement in the liquidity section that you referenced in your letter. For example, to the extent we have not yet satisfied our 2009 funding requirements, we will make appropriate additional disclosures in our 2009 first quarter Form 10-Q regarding the consequences of the possible funding shortfall. We plan to provide an update on the status of our funding requirements in our 2009 first quarter Form 10-Q, in addition to including relevant language from the Item 1A disclosure as noted above.

Financial Statements

Note 2. Additional Balance Sheet and Cash Flow Information

Cash Flow Information, page 72

2.	We note from your cash flow information on page 72 that proceeds from securitization of retail finance receivables significantly decreased year-over-year from approximately $2.49 billion in 2007 to approximately $468 million in 2008. Also, we note from page 35 that the increase in retail receivables outstanding was driven by a reduction in term-asset backed securitization activity during 2008 due to capital market volatility. Additionally, as disclosed on page 14, the related tightening of credit has led to more limited availability of funds from financial institutions and other lenders and sources of capital. In this regard, please tell us how you considered the aforementioned factors in assessing that the retail loans intended for securitization at origination that are classified as finance receivables held for sale (as described on page 65) in the amount of approximately $2.44 billion at December 31, 2008 are appropriately classified as current assets. As part of your response, please provide us with your overall basis in concluding that these retail loans intended for securitization at origination that are classified as finance receivables held for sale in the amount of approximately $2.44 billion at December 31, 2008 are appropriately classified as current assets rather than long-term assets. Your response should specifically address why you believe you have the ability to securitize all of these receivables during your upcoming operating cycle, when only approximately $468 million of such receivables were securitized in 2008. We may have further comment upon receipt of your response.

Company Response:

Historically, the Company has securitized the majority of its held for sale retail finance receivables through the asset-backed securitization market. In 2008, the Company completed only one $540.0 million retail finance receivable securitization transaction as a result of the illiquidity and volatility in the capital markets. At December 31, 2008, management believed that the U.S. Federal Reserve’s Term Asset-Backed Loan Facility (TALF) program would open up the TALF and non-TALF asset-backed securitization markets in 2009. As the Company had securitized $2.53 billion and $2.33 billion in retail finance receivables in 2007 and 2006, respectively, management concluded that it could be reasonably expected that $2.44 billion in finance receivables would be securitizable in a more liquid asset-backed market in 2009. As such, the Company classified the finance receivables held for sale as current at December 31, 2008.

Certain factors influencing the asset-backed securitization market have changed since December 31, 2008, and accordingly, we classified approximately $580 million of our held for sale finance receivables as long term at March 29, 2009. Such classification has been reflected in our 2009 first quarter earnings release that we furnished via a Current Report on Form 8-K dated April 16, 2009. These factors include the delayed release of the TALF program terms and the lower than expected number of investors that have participated in recent TALF eligible transactions. At December 31, the Company believed that it would be able to complete a securitization transaction in the first quarter of 2009, but due to the factors indicated above, we now believe that the second quarter is a more realistic timetable for our first 2009 securitization transaction. The Company is still optimistic that the TALF program will bring needed liquidity to the securitization market, and based upon the factors affecting TALF and our review of the economic factors influencing our potential asset-backed securitization activity, we believe at March 29, 2009 that approximately $2.1 billion is the appropriate estimate of the held for sale finance receivables that could be reasonably expected to be securitized in the twelve months following March 29, 2009 and should be classified as current in our Balance Sheet.

Note 8. Securitization Transactions, page 78

3.	We note from your disclosure that in conjunction with current and prior year sales, HDFS has investments in retained securitization interests of $330.7 million and $407.7 million at December 31, 2008 and 2007, respectively. In this regard, please tell us and disclose in the notes to your financial statements in future filings how this investment in retained securitization interests is classified, pursuant to SFAS 115 (i.e. held-to-maturity, available-for-sale, or trading). Additionally, please revise future filings to include the disclosures outlined in paragraph 19, 20, and 21 of SFAS 115, as applicable.

Company Response:

The Company classifies the investment in retained securitization interests as available-for-sale in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS 115). In future filings, we will disclose this available-for-sale classification in the notes to the financial statements.

With respect to the available-for-sale aggregate fair value and comprehensive income disclosures required by paragraphs 19 of SFAS 115, we believe that our current disclosures are in compliance with the required disclosures. We make the required fair value disclosures in Notes 8 and 18 to the Financial Statements and the required comprehensive income disclosures in Notes 2 and 18.

Regarding the available-for-sale contractual maturities disclosure required by paragraph 20 of SFAS 115, the retained securitization interests do not have contractual maturity dates and as such this disclosure is not applicable. The Company does disclose the average life of the related securitization trusts as four years in Note 1 to the Financial Statements.

Related to the disclosure required for available-for-sale security sales and transfers to the trading category in paragraph 21 of SFAS 115, historically there have been no available-for-sale retained interest sales or transfers to a trading classification, and as such, no disclosure has been made. The disclosures referenced in paragraph 21 of SFAS 115 related to realized and unrealized gains and losses on available-for-sale securities and comprehensive income are components of the fair value disclosure in Footnote 18 to the Financial Statements. In future filings, we will include more descriptive disclosure that will clearly state the amount of net unrealized gains or losses on available-for-sale securities that have been included in accumulated other comprehensive income and the amount of gains and losses that have been reclassified out of accumulated other comprehensive income into earnings as required by paragraph 21.

The Company acknowledges as follows: it is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2008; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K for the year ended December 31, 2008; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing responses to the undersigned at (414) 343-7536.

Very truly yours,

/s/ Thomas E. Bergmann
Thomas E. Bergmann
Executive Vice President and Chief Financial Officer